UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

Altisource Asset Management Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
William C. Erbey (“Mr. Erbey”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
805,749 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
805,749 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
805,749 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.34%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (a) 26,293 shares of common stock held by the Carisma Trust, a Nevada trust, the trustee of which is Venia, LLC, a Nevada limited liability company (“Venia”) and (b) 696,029 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) of which the Christiansted Trust, a U.S. Virgin Islands trust (the “C-Trust”) and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) are members.  Erbey Holding is wholly owned by the Carisma Trust, the trustee of which is Venia (together with Mr. Erbey, Erbey Holding, Salt Pond, the C-Trust and the Carisma Trust, the “Reporting Persons”).  The members of Venia are John Erbey (Mr. Erbey’s brother) and Andrew Burnett, although Mr. Erbey is given sole investment and voting control over any securities owned by Venia or the Carisma Trust.  Mr. Erbey, John Erbey and Salt Pond are co-trustees of the C-Trust.  Mr. Erbey, Erbey Holding, the C-Trust, the Carisma Trust and Venia each may be deemed to beneficially own the 696,029 shares of common stock held by Salt Pond.  Since the filing of Amendment No. 6, E. Elaine Erbey gifted 83,427 shares of common stock to Mr. Erbey and ceased to be a Reporting Person and the Frederiksted Trust ceased to be a member of Salt Pond and ceased to be a Reporting Person.

(2)	Includes (a) 83,427 shares of common stock held by Mr. Erbey; (b) 26,293 shares of common stock held by the Carisma Trust; and (c) 696,029 shares of common stock held by Salt Pond.

1	NAMES OF REPORTING PERSONS
Christiansted Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
696,029 (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
696,029 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
696,029 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	Includes 696,029 shares of common stock held by Salt Pond Holdings, LLC.

1	NAMES OF REPORTING PERSONS
Salt Pond Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
696,029 (4)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
696,029 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
696,029 (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4)	Shares held directly by Salt Pond Holdings, LLC.

1	NAMES OF REPORTING PERSONS
Erbey Holding Corporation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
696,029 (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
696,029 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
696,029 (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.98%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(5)	Includes 696,029 shares held by Salt Pond Holdings, LLC.

1	NAMES OF REPORTING PERSONS
Carisma Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
722,322 (6)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
722,322 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
722,322 (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.26%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(6)	Includes (a) 26,293 shares held directly by the Carisma Trust and (b) 696,029 shares held by Salt Pond Holdings, LLC.

1	NAMES OF REPORTING PERSONS
Venia, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
722,322 (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
722,322 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
722,322 (10)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.26%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7)	Includes (a) 26,293 shares held by the Carisma Trust and (b) 696,029 shares held by Salt Pond Holdings, LLC.

*
The ownership percentage for each Reporting Person is based upon 2,048,319 shares outstanding as of May 7, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”),  FF Plaza Limited Partnership (“FF Plaza”), Delaware Permanent Corporation (“Delaware Permanent”), Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) with the Securities and Exchange Commission on January 8, 2013 (as amended by Amendment No. 1 originally filed on March 5, 2015, Amendment No. 2 originally filed on April 12, 2016, Amendment No. 3 originally filed on November 23, 2016, Amendment No. 4 originally filed on December 8, 2017, Amendment No. 5 originally filed on March 6, 2019, and Amendment No. 6 originally filed on May 20, 2019 (“Amendment No. 6”),  the “Schedule 13D”).  This Amendment No. 7 is filed by the Principal Reporting Person, Erbey Holding, Salt Pond, the Christiansted Trust, the Carisma Trust and Venia, LLC, a Nevada limited liability company (“Venia”) (collectively, the “Reporting Persons”).  The Principal Reporting Person beneficially owns all of the shares of Altisource Asset Management Corporation, a company organized under the laws of the U.S. Virgin Islands (the “Issuer”) beneficially owned by all of the Reporting Persons.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer.

This Amendment No. 7 is being filed to reflect an increase in the number of outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the U.S. Securities and Exchange Commission on May 17, 2021.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 2,048,319 shares of Common Stock outstanding as of May 7, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

(b)          The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c)          Transactions within last 60 days: None.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021

/S/ William C. Erbey
William C. Erbey

Christiansted Trust

	By:	/S/ William C. Erbey
Name: William C. Erbey
Co-Trustee

	By:	/S/ John R. Erbey
Name: John R. Erbey
Co-Trustee

	By:	/S/ William C. Erbey
Name: Salt Pond Holdings, LLC
Title: Co-Trustee
Signed By:
Name: William C. Erbey
Title: President

Erbey Holding Corporation, Inc.
By:	Carisma Trust, its Sole Shareholder
	By:	Venia, LLC, Carisma Trust’s Sole Trustee

		By:	/S/ John R. Erbey
Name: John R. Erbey
Title: Member

Carisma Trust
By:	Venia, LLC, its Sole Trustee

	By:	/S/ John R. Erbey
Name: John R. Erbey
Title: Member

Venia, LLC

By:	/S/ John R. Erbey
Name: John R. Erbey
Title: Member

Salt Pond Holdings, LLC

By:	/S/ William C. Erbey
Name: William C. Erbey
Title: President